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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         COMMISSION FILE NUMBER: 0-20490

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE)
[ ] FORM 10-K  [ ] FORM 11-K  [ ] FORM 20-F  [X] FORM 10-Q  [ ] FORM N-SAR

                       FOR PERIOD ENDED: JANUARY 31, 2001

     [ ] TRANSITION REPORT ON FORM 10-K   [ ] TRANSITION REPORT ON FORM 10-Q
    [ ] TRANSITION REPORT ON FORM 20-F   [ ] TRANSITION REPORT ON FORM N-SAR
                       [ ] TRANSITION REPORT ON FORM 11-K
           FOR THE TRANSITION PERIOD ENDED:___________________________

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

 IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE, IDENTIFY THE ITEMS(S) TO WHICH THE NOTIFICATION RELATES:_________________________________


                         PART I--REGISTRANT INFORMATION

            FULL NAME OF REGISTRANT: THE CARBIDE/GRAPHITE GROUP, INC.
                                     --------------------------------

                    FORMER NAME IF APPLICABLE: NOT APPLICABLE
                                               --------------

           ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER):

                         ONE GATEWAY CENTER, 19TH FLOOR,
                         -------------------------------

                 CITY, STATE AND ZIP CODE: PITTSBURGH, PA 15222
                                           ---------------------



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PART II--RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               PART III--NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach extra sheet if needed).

The Carbide/Graphite Group, Inc. (the "Company") and the bank group (the "Bank Group") under its $135 million revolving credit facility due December 2003 (the "Credit Facility") are finalizing negotiations, including the preparation of required documentation, with respect to an amendment (the "Amendment") to amend certain covenants included in the Credit Facility. This matter bears directly on the form and content of the Company's financial statements for its fiscal quarter ended January 31, 2001, including the footnotes thereto, as well as the disclosures required to be made in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2001. Based on discussions and correspondence with the Bank Group, the Company expects that negotiations, including the preparation of required documentation, with respect to the Amendment will be completed by no later than March 23, 2001. Therefore, the Company believes that its Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2001 will be filed within five days of the prescribed filing date. The Company could not have completed the negotiations, including the preparation of required documentation, with respect to the Amendment without unreasonable effort or expense.




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                           PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       William M. Thalman                         (412) 562-3752
--------------------------------------------------------------------------------
             (Name)                      (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         [X] Yes   [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        The Carbide/Graphite Group, Inc.
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 19, 2001                By: /s/ Walter B. Fowler
                                        ----------------------
                                        Walter B. Fowler
                                        Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatement or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).


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                                   ATTACHMENT

                        RESPONSE TO PART IV -- QUESTION 3

The following is a synopsis of the significant change in results of operations from the corresponding period for the last fiscal year that will be reflected by the earnings statements to be included in the Registrant's Form 10-Q for the quarter ended January 31, 2001:

       On March 1, 2001, the Company reported its results for its fiscal second quarter ended January 31, 2001. Results for the quarter were a loss of $3.6 million or $0.43 per share, compared to a loss of $4.6 million or $0.55 per share in last year's second quarter. Included in this year's results was $1.6 million in non-cash amortization expense ($1.0 million net of tax, or $0.13 per share) associated with common stock warrants issued to the Company's lenders in connection with a November 2000 waiver and amendment to its $135 million credit facility. For the six months ended January 31, 2001, results were a loss of $5.5 million or $0.65 per share, compared to a loss of $3.7 million or $0.44 per share in last year's comparable period.

       Net sales for the second fiscal quarter ended January 31, 2001 were $47.8 million compared to $53.6 million last year. Graphite electrode product sales were $36.1 million compared to $41.9 million last year. Sales of graphite electrodes declined 27.6% as compared to last year's second quarter, primarily as a result of a 25.9% decline in graphite electrode shipments. In addition, average graphite electrode prices declined 1.8% as a result of weaker domestic prices. Third party needle coke shipments totaled 22.7 thousand tons during the current quarter, a 67.3% increase over last year's second quarter. In addition, average needle coke prices increased 3.9% over last year's second quarter partially reflecting the improvements in needle coke prices obtained for calendar 2001. Graphite specialty product sales totaled $4.4 million in the quarter ended January 31, 2001, while calcium carbide product sales totaled $11.7 million, essentially unchanged from last year's second quarter.

       Net sales for the six months ended January 31, 2001 were $97.0 million versus $104.8 million a year ago. Graphite electrode product sales decreased to $72.7 million versus $81.6 million a year ago, with the decrease resulting primarily from lower shipments and prices for graphite electrodes. Graphite electrode shipments during the first half of fiscal 2001 were 45.8 million pounds compared to 55.3 million pounds last year, while average prices declined 4.4%. Needle coke shipments improved to 38.9 thousand tons in the first half of fiscal 2001 compared to 27.2 thousand tons a year ago, while average net prices increased 1.8% during the current period. Sales of graphite specialty products totaled $9.2 million during the six months ended January 31, 2001, essentially unchanged from last year's comparable period. Calcium carbide product sales were $24.3 million during the six months ended January 31, 2001 versus $23.2 million last year.

       During the quarter ended January 31, 2001, the Company's operating results were a loss of $0.3 million versus a loss of $4.6 million in last year's comparable quarter. Last year's results were negatively impacted by the Company's working capital improvement program. Operating results for the six months ended January 31, 2001 were a loss of $1.2 million versus a loss of $1.1 million for the comparable period a year ago. The Company's operating losses in the current quarter and six-month period were primarily the result of the lower sales of graphite electrodes, coupled with higher energy and raw material costs. The average gross cost of decant oil, the primary raw material in the production of needle coke, was 47.6% higher during the Company's fiscal second quarter versus last year's comparable quarter. The Company's hedging program partially mitigated the effects of this cost increase. The Company's favorable oil hedge positions expired at the end of calendar 2000. Decant oil costs indicative of current world petroleum prices will begin to negatively impact the Company's results in its fiscal third quarter ending April 30, 2001.